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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                            LifeCell Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.001 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  531927101
                     ----------------------------------
                              (CUSIP Number)

                             December 31, 2001
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 531927101
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Vector Later-Stage Equity Fund, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  /X/
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Delaware

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,640,653 (See Item 4)
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,640,653 (See Item 4)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,640,653 (See Item 4)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     6.8%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------

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CUSIP No. 531927101
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Vector Fund Management, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  /X/
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Delaware

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,640,653 (See Item 4)
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,640,653 (See Item 4)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,640,653 (See Item 4)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     6.8%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------

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ITEM 1.

    (a)   Name of Issuer
          LifeCell Corporation
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices
          One Millennium Way
          Branchburg, New Jersey  08876
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing
          This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"): (1) Vector Later-Stage Equity Fund, L.P., a Delaware limited partnership ("VLSEF"), by virtue of its direct beneficial ownership of 1,640,653 shares of Common Stock; and (2) Vector Fund Management, L.P., a Delaware limited partnership ("VFM"), by virtue of it being the general partner of VLSEF. VLSEF and VFM are referred to herein collectively as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this
          Schedule 13G as EXHIBIT A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance the provisions of Rule 13d-1(k)(1) under the Act.

          The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence:
          The address of the principal business office of each of the
          Reporting Persons is 1751 Lake Cook Road, Suite 350, Deerfield, Illinois, 60015.
          ---------------------------------------------------------------------
    (c)   Citizenship
          Each of the Reporting persons is organized under the laws of the State of Delaware.
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities
          Common Stock, par value $0.001 per share
          ---------------------------------------------------------------------
    (e)   CUSIP Number
          531927101
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        / / Not applicable
    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
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    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

This Schedule is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c) and therefore, none of the above are applicable.

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ITEM 4.  OWNERSHIP

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

All ownership percentages of the securities reported herein are based upon 23,998,240 shares of Common Stock. These shares include the 19,834,503 shares of Common Stock outstanding and 100,232 shares of Series B Preferred Stock (which are convertible into an additional 3,541,798 shares of Common Stock) as of October 31, 2001, as disclosed in the Company's Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on November 13, 2001, for the fiscal quarter ended September 30, 2001, plus an additional 478,001 shares of Common Stock issued on December 13, 2001 and an additional 1,494 shares of Series B Preferred Stock (which are convertible into an additional 143,938 shares of Common Stock) issued on November 15, 2001, for a Series B Preferred dividend payment for the quarter ending September 30, 2001.

VLSEF

(a) Amount beneficially owned: VLSEF is the direct owner of 1,640,653 shares of Common Stock. These shares include 32 shares Common Stock and 45,281 shares of Series B Preferred Stock, which are convertible into 1,640,621 shares of Common Stock.

(b) Percent of class:  6.8%

(c) Number of shares as to which such person has:

    (i)    Sole power to vote or to direct the vote: -0-
    (ii)   Shared power to vote or to direct the vote: 1,640,653
    (iii)  Sole power to dispose or to direct the disposition of: -0-
    (iv)   Shared power to dispose or to direct the disposition of: 1,640,653

VFM

(a) Amount beneficially owned: Disposition and voting power of securities over which VLSEF has voting and disposition power is shared by VFM, the general partner of VLSEF, by a committee of limited partners of VLSEF. For purposes of Rule 13d-3 of the Act, VFM may be deemed to have shared voting and disposition power with respect to the 1,640,653 shares of Common Stock over which VLSEF has voting and disposition power.

(b) Percent of class: 6.8%

(c) Number of shares as to which such person has:

        (v)    Sole power to vote or to direct the vote: -0-
        (vi)   Shared power to vote or to direct the vote: 1,640,653
        (vii)  Sole power to dispose or to direct the disposition of: -0-
        (viii) Shared power to dispose or to direct the disposition of:
               1,640,653

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See response to Item 4.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.


ITEM 10. CERTIFICATION

    Not applicable

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                                 SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2002

                Vector Later-Stage Equity Fund, L.P.

                By:   Vector Fund Management, L.P.
                Its:  General Partner

                By:   Vector Asset Management, Inc.
                Its:  General Partner

                By: /s/ Mark Flower
                    ---------------------------------------------
                    Mark Flower, Chief Financial Officer

                Vector Fund Management, L.P.

                By:   Vector Asset Management, Inc.
                Its:  General Partner

                By: /s/ Mark Flower
                    ---------------------------------------------
                    Mark Flower, Chief Financial Officer

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EXHIBIT A

                                                                     EXHIBIT A

           [ADDITIONAL SIGNATURE PAGE TO JOINT FILING AGREEMENT]

           AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(1) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(2) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has to believe that such information is inaccurate.

Date: February 12, 2002

                Vector Later-Stage Equity Fund, L.P.

                By:  Vector Fund Management, L.P.
                Its: General Partner

                By:  Vector Asset Management, Inc.
                Its: General Partner

                By: /s/ Mark Flower
                    ---------------------------------------------
                    Mark Flower, Chief Financial Officer

                Vector Fund Management, L.P.

                By:  Vector Asset Management, Inc.
                Its: General Partner

                By: /s/ Mark Flower
                    ---------------------------------------------
                    Mark Flower, Chief Financial Officer